EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

July 9, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO CLOSES PREVIOUSLY ANNOUNCED ACQUISITION OF
COMMON SHARES OF BRALORNE GOLD MINES LTD.

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce that further to its press release dated June 26, 2014, it has privately acquired 9,500,000 common shares (the “Shares”) of Bralorne Gold Mines Ltd. (“Bralorne”) for a purchase price of CAD$0.28 per share (CAD$2.66 million in total), representing approximately 33.3% of Bralorne’s total issued and outstanding shares. Other than 179,149 common shares of Bralorne previously held by Avino (the “Prior Holdings”), neither Avino, nor any other persons acting jointly or in concert with Avino, previously held any other securities of Bralorne. Accordingly, Avino owns upon completion of the transaction, a total of 9,679,149 common shares of Bralorne, representing approximately 34% of the total issued and outstanding shares of Bralorne.

Avino intends to hold the Shares and the Prior Holdings for investment purposes. Depending upon market conditions and other factors, Avino may from time to time acquire additional securities of Bralorne, dispose of some or all of the existing or additional securities it holds in Bralorne, or will hold or continue to hold its current position. Avino has made an offer to acquire all of the remaining common shares of Bralorne not already owned by Avino by the issuance of common shares of Avino to the shareholders of Bralorne pursuant to a proposed plan of arrangement, as publicly announced on June 30, 2014.

Avino has filed an Early Warning Report containing further details of the acquisition on SEDAR (www.sedar.com) under Bralorne’s profile.

About Bralorne

Bralorne is a Canadian junior mining and exploration company, whose current project is a 100% interest in the Bralorne Gold Mine, located 241 kilometres north east of Vancouver, British Columbia. The Bralorne mining camp has a golden history with past production of 4 million ounces of gold from three mines (Bralorne, Pioneer and King) that fed two mills with a combined capacity of 875 tons per day with gold grades that averaged half an ounce per ton until 1971. Historically, the focus was on mining high grade material delineated by driving drifts on the veins at successively lower levels in the mines. Minimal exploration work was conducted beyond the known veins, and the areas between the historical mines were left undeveloped. Under Bralorne’s management, new mill facilities have been developed, permitted, and are fully operational, and new discoveries have been made within the gap areas between the old mines, using geochemical surveys followed by diamond drilling. On November 21, 2012, Bralorne filed on SEDAR a preliminary economic assessment report on the Bralorne Mine property prepared by Beacon Hill Consultants (1988) Ltd., which reported as at August 31, 2012 measured and indicated mineral resources of 170,583 ton grading 0.266 oz gold/ton, and inferred mineral resources of 272,089 tons grading 0.256 oz gold/ton (mineral resources are not mineral reserves and do not have demonstrated economic viability).

In 2011, Bralorne began limited production at 100 tons per day and has sustained the operation since that time. Despite the limited production, the mine property is still considered in the exploration and evaluation stage. During fiscal year 2013, Bralorne produced an estimated 3,842 ounces of gold.

For more information, please feel free to visit Bralorne’s website at: www.bralorne.com.

Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of other mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“Malcolm Davidson”
________________________________
Malcolm Davidson, CA
Chief Financial Officer

Safe Harbor Statement - This news release may contain "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.